SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Mr. Yuqiang Deng

Mr. Zhi Zhu

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Telephone: +86 (20) 6681-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share.

CUSIP No. 86737M 100

1.	Name of reporting person. Yuqiang Deng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) IN

(1)	includes (i) 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, (ii) 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Freedom First Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. DENG Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	includes 7,014,034 Class A Ordinary Shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and 466,890 restricted Class A Ordinary Shares granted to Mr. Yuqiang Deng, and includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including restricted Class A Ordinary Shares granted to such Reporting Person and the shares issuable to such Reporting Person upon the exercise of such Reporting Person’s options.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

CUSIP No. 86737M 100

1.	Name of reporting person. Zhi Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
11.	Aggregate amount beneficially owned by each reporting person 10,862,382 Class A Ordinary Shares (1) and 38,895,676 Class B Ordinary Shares (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.1% (3)
14.	Type of reporting person (see instructions) IN

(1)	includes 3,381,458 Ordinary Shares held by Mr. Zhi Zhu, including 381,458 restricted Class A Ordinary Shares granted to Mr. Zhi Zhu and 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by Mr. Zhi Zhu, and 7,480,924 Ordinary Shares held by Mr. Yuqiang Deng.

(2)	represents 38,895,676 Class B Ordinary Shares indirectly held by Mr. Yuqiang Deng. In addition, the board of directors of the Issuer approved to grant in August 2015 (i) to Mr. Yuqiang Deng such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015 and (ii) to Mr. Zhi Zhu such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015. The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 5 of this Statement) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Statement) who have disclosed that they collectively beneficially own 61,124,089 Class A Ordinary Shares (including the number of Class B Ordinary Shares immediately convertible into Class A Ordinary Shares). See Item 5.
(3)	based on a total of 127,417,570 Ordinary Shares, including (i) 116,555,188 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) assuming all Class B Ordinary Shares held by the Reporting Persons are converted into the same number of Class A Ordinary Shares (each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share), (ii) 3,000,000 Ordinary Shares issuable upon exercise of certain options of the Issuer held by the Reporting Persons, (iii) 848,348 ordinary restricted shares granted to the Reporting Persons, and (iv) 7,014,034 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share purchase rights of the Issuer held by the Reporting Persons.

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D jointly filed by Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, DENG Holdings Limited, and Mr. Zhi Zhu (collectively, the “Reporting Persons”) with respect to Sungy Mobile Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2015, as previously amended and supplemented by Amendment No. 1 filed by the Reporting Persons on May 20, 2015 (collectively, the “Original 13D”). Except as amended and supplemented, or amended and restated, herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.05, and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$4.90 in cash per ADS (each representing six Class A Ordinary Shares), or US$0.81667 in cash per Ordinary Share, approximately US$86.3 million will be expended in acquiring approximately 105.7 million outstanding Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of June 8, 2015, other than the Rollover Shares (as defined below) held by members of the Consortium (as defined below) in connection with the Merger and excluding 629,502 shares issued to the depositary in anticipation of future exercise of options. Pursuant to the Debt Commitment Letter (as defined below), the Merger will be financed with debt financing from the Financing Bank (as defined below).

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented as follows:

CBC Joinder Agreement

On June 8, 2015, CBC Mobile Venture Limited (“CBC”), the Reporting Persons and IDG entered into a joinder agreement (the “CBC Joinder Agreement”) to the Consortium Agreement, pursuant to which CBC became a party to the Consortium Agreement and agreed to join the Consortium as a “Senior Management Member”. Pursuant to the CBC Joinder Agreement, CBC agreed to be bound by, and subject to, certain covenants, terms and conditions of the Consortium Agreement as a Senior Management Member as though an original party thereto, except for such covenants, terms and conditions which were expressly excluded therein. References to “Consortium” or “Consortium Members” on and after June 8, 2015 shall be deemed to include CBC.

Merger Agreement

On June 8, 2015, (i) Sunflower Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) Sunflower Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company entered into an agreement and plan of merger (the “Merger Agreement”) upon the terms and subject to the conditions set forth in the Merger Agreement.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$0.81667 per Ordinary Share, or US$4.90 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Consortium, and its ADSs will no longer be listed on the Nasdaq Global Market.

Equity Contribution Agreement

Concurrently with the execution of the Merger Agreement, each of the members of the Consortium (the “Rollover Shareholders”), entered into an equity contribution and voting agreement with Parent (the “Equity Contribution Agreement”), pursuant to which each of the Rollover Shareholders agreed to, immediately prior to the closing of the Merger, contribute certain of their Class B Ordinary Shares (the “Rollover Shares”) to Parent in exchange for newly issued ordinary and/or preferred shares of Parent, par value $0.0001 per share.

In addition, pursuant to the Equity Contribution Agreement, the Rollover Shareholders also agreed with Parent that (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Rollover Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote and (ii) to vote or otherwise cause to be voted at such meeting all of their Rollover Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated therein and any related action reasonably required in furtherance thereof, (B) against any other acquisition proposal, (C) against any other action, agreement or transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Equity Contribution Agreement or the performance by such Rollover Shareholder of its obligations under the Equity Contribution Agreement, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Shareholder contained in the Equity Contribution Agreement, (E) in favor of any adjournment of any shareholders’ meeting as may be requested by Parent and (F) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement.

Debt Commitment Letter

On June 5, 2015, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$98 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Freedom First Holdings Limited (“Freedom First”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which Freedom First guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to (i) the Parent Termination Fee (as defined under the Merger Agreement), pursuant to Section 9.03(c) of the Merger Agreement, (ii) the reimbursement obligations of Parent pursuant to Section 9.03(e) of the Merger Agreement and (iii) the indemnification, reimbursement and expense obligations of Parent under Section 7.15 of the Merger Agreement (collectively, the “Guaranteed Obligations”). In addition, Freedom First also agreed to pay on demand any reasonable and documented out-of-pocket expenses of the Company in connection with the enforcement of the Company’s rights under the Limited Guarantee and the Equity Contribution Agreement, pursuant to Section 1(c) of the Limited Guarantee. Freedom First’s aggregate liability under the Limited Guarantee will not exceed US$3.25 million.

The Limited Guarantee will terminate as of the earliest of (i) the consummation of the Merger, (ii) the payment in full of the Guaranteed Obligations and any obligations under Section 1(c) of the Limited Guarantee; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances in which Parent would not be obligated pursuant to the terms and conditions set forth in the Merger Agreement to make any payments of the Guaranteed Obligations, (iv) 90 days after the termination of the Merger Agreement in accordance with its terms in any circumstances in which Parent would be obligated to make any payments of the Guaranteed Obligations if (A) by such date the Company has made a claim in writing with respect to the Guaranteed Obligations and (B) the Company has commenced a proceeding against Freedom First alleging that Parent is liable for the Guaranteed Obligations (in which case, the Limited Guarantee will survive only with respect to amounts so alleged to be owing) and (v) the termination of the Limited Guarantee by mutual written agreement of the Company and Freedom First.

The descriptions of the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibits 7.04, 7.05, 7.06, 7.07 and 7.08 respectively, and are incorporated herein by this reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) – As disclosed above, Mr. Yuqiang Deng beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Deng’s table for further information. In addition, the board of directors of the Issuer approved to grant to Mr. Yuqiang Deng in August 2015 such number of restricted shares equal to the U.S. dollar amount equivalent to RMB1,250,000 divided by the closing ADS price on August 3, 2015.

As disclosed above, Freedom First Holdings Limited beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Freedom First Holdings Limited’s table for further information.

As disclosed above, Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust, beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to the table of Credit Suisse Trust Limited (in its capacity as trustee of the DENG Family Trust) for further information.

As disclosed above, DENG Holdings Limited beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to DENG Holdings Limited table for further information.

As disclosed above, Zhi Zhu beneficially owns, and has shared voting power over, 10,862,382 Class A Ordinary Shares and 38,895,676 Class B Ordinary Shares. This represents 39.1% of the Ordinary Shares. Please see footnote (3) to Mr. Zhu’s table for further information. In addition, the board of directors of the Issuer approved to grant to Mr. Zhi Zhu in August 2015 such number of restricted shares as equal to the U.S. dollar amount equivalent to RMB605,000 divided by the closing ADS price on August 3, 2015.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons, IDG and CBC may, on the basis of the facts described elsewhere herein, be considered to be a “group.” To the extent that the Reporting Persons are deemed to have formed a group with IDG and CBC, the beneficial ownership of the Class A Ordinary Shares by the group would include the beneficial ownership of the Class A Ordinary Shares by IDG and CBC. As of the date hereof, IDG collectively beneficially owns 40,540,928 Class A Ordinary Shares (including the number of Class B ordinary shares immediately convertible into Class A Ordinary Shares), representing 34.3% of the total Class A Ordinary Shares outstanding as of May 5, 2015 (based on 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and the number of Class A Ordinary Shares IDG collectively has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by IDG collectively). As of the date hereof, CBC beneficially owns 20,583,161 Class A Ordinary Shares (including the number of Class B ordinary shares immediately convertible into Class A Ordinary Shares), representing 21.0% of the total Class A Ordinary Shares outstanding as of May 5, 2015 (based on 77,659,512 Class A Ordinary Shares outstanding as of May 5, 2015 (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and the number of Class A Ordinary Shares CBC has the right to acquire upon conversion of Class B Ordinary Shares beneficially owned by CBC).

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by IDG or CBC for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership or membership in a “group” (within the meaning of Section 13(d)(3) of the Act) is expressly disclaimed. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by the Act.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the CBC Joinder Agreement, the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 9, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Zhi Zhu	By:	/s/ Zhi Zhu
	Name:	Zhi Zhu

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Dennise Colling
	Name:	Dennise Colling
	Title:	Authorised Signatory

INDEX TO EXHIBITS

Exhibit 7.01:*	Joint Filing Agreement by and between the Reporting Persons, dated as of April 15, 2015.

Exhibit 7.02:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 7.03:**	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 7.04:	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 7.05:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7.06:	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 7.07:	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 7.08:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on April 15, 2015.
**	Previously filed on May 20, 2015.